

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2023

Kenneth Wong
Chief Executive Officer
Keen Vision Acquisition Corp.
37 Greenbriar Drive
Summit, NJ 07901

> **Re: Keen Vision Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 21, 2023**
> **File No. 333-269659**

Dear Kenneth Wong:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Our Founders, page 2

1. We acknowledge your revised disclosure in response to prior comment 3. Please revise to balance your disclosures to disclose the market capitalization of these entities as of a current date. In addition, you state that Roan Holdings is traded on OTCQB, but it appears from the OTC website that it is traded on OTC Pink. Please revise to clarify, or advise.

You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lawrence Venick, Esq.